SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2014
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – “Positive First-in-man Experience with Neovasc’s Tiara™ Transcatheter Mitral Valve Presented at EuroPCR 2014”

DOCUMENT 1

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEW RELEASE
NASDAQ: NVCN
TSX VENTURE: NVC

POSITIVE FIRST-IN-HUMAN EXPERIENCE WITH NEOVASC’S TIARA™ TRANSCATHETER
MITRAL VALVE PRESENTED AT EUROPCR 2014

--Successful Results from First Compassionate Use Cases Demonstrate Feasibility and
Ease of Procedure, with No Reported Safety Issues Related to the Implantations--

Paris, France and Vancouver, Canada – May 21, 2014 – Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSXV: NVC), a developer of novel technologies to treat vascular disease, reported that the first results from early clinical experience with its Tiara™  prosthetic mitral valve were presented today at EuroPCR 2014, the annual meeting of the European Association for Percutaneous Cardiovascular Interventions.

The two transcatheter Tiara implantations discussed at EuroPCR were conducted earlier this year under Special Access approvals at St. Paul’s Hospital in Vancouver, Canada. Both resulted in well-functioning Tiara prosthetic mitral valves without paravalvular leak (PVL). Both procedures were straightforward and relatively short in duration; the time taken to implant the device in the first and second procedures was approximately 20 and 12 minutes respectively, with a total procedure time of about 1.5 hours for each case.  There have been no Tiara device-related adverse events to date.

In a session entitled “Hot line: First-in-man and novel interventional approaches,” Dr. Anson Cheung, Professor of Surgery and Director of Cardiac Transplant at St. Paul’s Hospital, Vancouver Canada, presented a detailed case study of the second of the two Tiara implantations undertaken at St. Paul’s Hospital.  This case study detailed the implantation of a Tiara valve to replace the diseased native mitral valve of a 60 year-old high-risk surgical patient with severe mitral regurgitation (MR).  The Tiara implantation was conducted via a catheter inserted into the heart through a small incision between the patient’s ribs and was undertaken without need of cardiac bypass or cardiac support. The implantation was quick and uneventful, and resulted in immediate elimination of the mitral regurgitation without PVL. The patient experienced an immediate increase in stroke volume and decrease in pulmonary pressure.  The patient was extubated in the operating room (OR), the recovery was uneventful and the patient was discharged home on day five following the procedure. Echocardiographic follow-up conducted two months post-Tiara implantation demonstrated excellent prosthetic valve function and hemodynamics with no PVL or residual MR.  At two month follow-up, the patient demonstrated marked improvement in symptoms compared to baseline, with a NYHA Functional Class II (mild) rating compared to a NYHA Class III/IV (moderate/severe) rating prior to the Tiara implantation.  The New York Heart Association (NYHA) Functional Classification is a standard method used for classifying the extent of heart failure symptoms and places patients in one of four categories based on their limitations in physical activity.  This patient continues to recover uneventfully three months post-Tiara implantation with good mitral valve function, and remains in NYHA Class II with significantly improved quality of life.

Dr. Cheung also provided an overview of their first Tiara implantation which was completed in a 73 year-old patient with severe MR and a range of severe co-morbidities, including poor left ventricular function with end-stage heart failure and renal failure, who was deemed at extremely high-risk for surgery.  This

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com first implantation was also completed quickly and without complications and resulted in the complete elimination of MR without PVL. The patient experienced an immediate increase in stroke volume and decrease in pulmonary pressure.  The patient was extubated in the OR and the initial recovery was uneventful.   Echocardiographic follow-up on this patient at two months demonstrated excellent prosthetic valve function and hemodynamics with no residual MR, PVL or other associated issues.  This patient died in the third month due to complications associated with his pre-existing severe heart failure and renal disease, which were deemed unrelated to the Tiara valve or implantation procedure.  The Tiara valve was confirmed during palliative care to be fully functioning as intended and without complications from the implantation.

Dr. Cheung noted that both Tiara implantations resulted in well-functioning prosthetic mitral valves with low (<3mmHg) transvalvular gradients and without PVL, left ventricular outflow tract obstruction, compression of the circumflex artery, observed thrombus or conduction abnormalities. Both procedures were straightforward and relatively short in duration.  There have been no Tiara device related adverse events to date. It is Neovasc’s policy that if any material device related adverse events were to occur, they would be reported in a timely manner.

Neovasc CEO Alexei Marko commented, “We are pleased that Dr. Cheung was able to share his initial Tiara clinical experience with physicians from around the world in this high profile setting and we are encouraged by the results reported to date. From this early evidence it appears feasible that the Tiara device can be safely implanted in a short, catheter-based procedure that can be well tolerated by these high-risk surgical patients.  Our focus is now shifting to the design and initiation of a rigorous multicenter, multinational clinical study for Tiara, which we hope will provide further evidence to support the safety and feasibility of the Tiara device and procedure. We are continuing to build our clinical team and capabilities as we prepare to move Tiara into this next phase of development.”

About EuroPCR
EuroPCR is the annual meeting of the European Association of Percutaneous Cardiovascular Interventions. EuroPCR 2014 is being held in Paris, France, May 20-23, 2014. For more information, visit www.europcr.com.

The Tiara prosthetic mitral valve device is not available for sale in any country.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” “forecasts”, “targets”, and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements, involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the benefits and effects of the Tiara device; history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

Corporate Contact: Chris Clark Neovasc Inc. +1 604 248-4138 cclark@neovasc.com	U.S. Media & investor Contact: BLL Partners, LLC Barbara Lindheim +1 212 584-2276 blindheim@bllbiopartners.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 21, 2014	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer